Exhibit A

Ceragon Networks Names Ilan Rosen as Chairman of the Board

Rosh Ha’ain, Israel, July 31, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that on July 24, 2023 the Board of Directors named Ilan Rosen, a member of the Board of Directors since July 2021, as its new Chairman. Mr. Rosen succeeds Zohar Zisapel, who sadly passed away on May 19, 2023.

Mr. Rosen has significant expertise in concluding successful mergers and acquisitions, deploying value-creation strategies, and enhancing corporate governance. He also has significant experience in the telecommunications industry. Mr. Rosen currently serves as Managing Director in HarbourVest Partners LLC, a global private equity firm with more than 1,000 employees that manages approximately $100 billion worth of investments in various private equity strategies around the globe. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec. In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata Subsidiaries. From 1993-1996 he served as the CEO of Adsha Development Ltd. Mr. Rosen holds a B.Sc. (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

“I will strive to honor the legacy of Zohar Zisapel and help Ceragon reach the next stage of its evolution as an industry leader creating value in large and growing markets,” commented Mr. Rosen. “This is an exciting time for Ceragon, and I believe we have the right team in place, with significant telecommunications and technology expertise from the Board level down, to enable us to capture market share, expand market penetration and create long-term shareholder value.”

Doron Arazi, Ceragon CEO, commented, “I am confident that Ilan will provide invaluable counsel to management and help us execute on our ambitious plans. Ilan has always been a voice representing the best interests of shareholders and he brings significant experience in managing growth organizations. I believe this expertise can be extremely helpful to us in executing on our strategic goals.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs, substantial losses incurred and negative cash flows generated, which, if continue, may significantly adversely impact our results of operations and cash flow; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfill our customer commitments; risks associated with inaccurate forecasts or business changes, which may expose us to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, to increased expenses should unexpected production ramp up be required, or to write off to parts of our inventory, which would increase our cost of revenues; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink or Bob Meyers
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com